SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2016

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 25 2016, entitled "RESULT OF ANNUAL GENERAL MEETING."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 25, 2016

By: /s/ Riaan Davel
     Name: Riaan Davel
     Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

RESULTS OF ANNUAL GENERAL MEETING

DRDGOLD shareholders are advised that at the annual general meeting ("**AGM**") of shareholders held on Friday, 25 November 2016, all the ordinary and special resolutions, save for ordinary resolution number 5, as set out in the notice of AGM dated 21 September 2016, were approved by the requisite majority of shareholders present or represented by proxy.

All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the Company for the ensuing period terminating on the conclusion of the next AGM of the Company

Shares Voted	Abstained	For	Against
272 973 131 63.27%	185 641 0.04%	272 767 461 99.92%	205 670 0.08%

Ordinary resolution number 2: To elect Mr JA Holtzhausen as a director of the Company

Shares Voted	Abstained	For	Against
272 686 791 63.21%	471 981 0.11%	272 354 181 99.88%	332 610 0.12%

Ordinary resolution number 3: To re-elect Mr J Turk as a director of the Company

Shares Voted	Abstained	For	Against
272 773 051 63.23%	385 721 0.09%	272 278 981 99.82%	494 070 0.18%

Ordinary resolution number 4: To re-elect Mr DJ Pretorius as a director of the Company

Shares Voted	Abstained	For	Against
272 766 271 63.22%	392 501 0.09%	272 410 311 99.87%	355 960 0.13%

Ordinary resolution number 5: General authority to issue securities for cash

Shares Voted	Abstained	For	Against
272 708 777 63.21%	449 995 0.10%	196 461 824 72.04%	76 246 953 27.96%

Ordinary resolution number 6.1 – 6.4: Election of Audit Committee members
Ordinary resolution number 6.1: Appointment of Mr JA Holtzhausen – Chairman

Shares Voted	Abstained	For	Against
272 775 841 63.23%	382 931 0.09%	272 330 111 99.84%	445 730 0.16%

Ordinary resolution number 6.2: Appointment of Mr EA Jeneker

Shares Voted	Abstained	For	Against
272 760 541 63.22%	398 231 0.09%	272 112 118 99.76%	648 423 0.24%

Ordinary resolution number 6.3: Appointment of Mr J Turk

Shares Voted	Abstained	For	Against
272 835 771 63.24%	323 001 0.07%	272 244 191 99.78%	591 580 0.22%

Ordinary resolution number 6.4: Appointment of Mr GC Campbell

Shares Voted	Abstained	For	Against
272 834 051 63.24%	324 721 0.08%	266 757 333 97.77%	6 076 718 2.23%

Ordinary resolution number 7: Endorsement of the Remuneration Policy

Shares Voted	Abstained	For	Against
257 867 017	15 291 755	195 039 632	62 827 385
59.77%	3.54%	75.64%	24.36%

Ordinary resolution number 8: To authorise the directors to sign all required documents

Shares Voted	Abstained	For	Against
272 937 081	221 691	272 589 981	347 100
63.26%	0.05%	99.87%	0.13%

Special resolution number 1: General authority to repurchase issued securities

Shares Voted	Abstained	For	Against
272 863 297	295 475	272 121 837	741 460
63.25%	0.07%	99.73%	0.27%

Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act

Shares Voted	Abstained	For	Against
272 066 739	1 092 033	271 223 950	842 789
63.06%	0.25%	99.69%	0.31%

Notes
- Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD.
- Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.
- Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD.

Johannesburg
25 November 2016

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